SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	August	2008
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Press Release, dated August 22, 2008.

Document 1

For Immediate Release	August 22, 2008
RM: 13 – 08

Crystallex Updates Shareholders on the Las Cristinas Project
and a Letter from the Ministry of Environment

TORONTO, ONTARIO, August 22, 2008 – Crystallex International Corporation (TSX: KRY) (Amex: KRY) wishes to advise its shareholders and stakeholders that it has received an official letter from the Venezuelan Ministry of the Environment and Natural Resources (“MinAmb”) in response to the report on modifications to the Las Cristinas project (‘report”) submitted to MinAmb and referred to in the Crystallex press release of August 14th 2008. The communication from the Vice-Minister of MinAmb, notified Crystallex that MinAmb has reviewed the Report submitted by Crystallex and finds that the proposals in the report are viable and conform to the Environmental and Social guidelines of the Venezuelan Government. The Ministry further advises that these findings must be taken into account with respect to the decision the government is to take regarding the Environmental Permit (“Permit”) for the Las Cristinas project.

Although the letter from MinAmb does not formally address the Appeal procedure initiated by Crystallex in May, 2008, Crystallex has been advised by Venezuelan Counsel that in practical terms this letter supersedes the effects and position of the April, 2008 letter from a Director General in MinAmb denying the request by the Corporacion Venezolana de Guayana (“CVG”) for the issuance of the Permit for the Las Cristinas gold project.

Background

On April 30, 2008 Crystallex reported that it was advised of a letter from a Director General in MinAmb denying the CVG request for the issue of the Las Cristinas Environmental Permit. On May 12, 2008, Crystallex submitted a formal rebuttal of the Permit denial letter to the Director General and on June 17, 2008, submitted an appeal directly to the Minister of MinAmb.

On June 24, 2008, Crystallex was invited to a meeting attended by representatives of MinAmb including the Vice-Minister.  At the meeting, Crystallex was informed that the Vice-Minister and MinAmb had been instructed by the Government of Venezuela to reconsider the issuance of the Las Cristinas Permit. To that end, discussions with Crystallex for possible modifications to the Las Cristinas Project to diminish the environmental impacts of the project and thus enable the Permit to be issued began.  The modifications suggested by the MinAmb representative fell within three main categories:

•	Further improvements to optimising the social projects in the area.
•	Mitigating the impact of open-vein mining in the currently affected areas of the Imataca Forest Reserve.

•	Improving the remediation plans at the end of the mine life as well as repairing existing environmental damage caused by illegal mining.

The Company prepared a report which addressed these three areas and which was submitted to MinAmb earlier this month. In addition, as a part of the process towards the issuance of the Permit on August 7th and 8th, 2008, a team from MinAmb led by the Vice-Minister completed a site visit of the Las Cristinas Project. As part of this visit, the team inspected the social projects including the medical clinic and sewage treatment facility which are both currently under construction.

Commenting on the letter, Mr. Robert Fung, Crystallex Chairman and CEO stated, “We are very pleased to receive this formal correspondence moving the process toward our goals of the issuance of the Permit and the subsequent construction phase of the Las Cristinas Project.”

For Further Information:

Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577
Visit us on the Internet:  http://www.crystallex.com or Email us at: info@crystallex.com

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain statements included or incorporated by reference in this news release, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words “believe,” “expect,” “anticipate,” “contemplate,” “target,” “plan,” “intends,” “continue,” “budget,” “estimate,” “may,” “schedule” and similar expressions identify forward-looking statements.  Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades and recovery rates.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.  Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company.  Such factors include, among others, risks relating to additional funding requirements, reserve and resource estimates, gold prices, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs and dependence on key employees.  See “Risk Factors” below or in the Company’s 2007 40-F/Annual Information Form. Due to risks and uncertainties, including the risks and uncertainties identified above, actual events may differ materially from current expectations. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.  Forward-looking statements are made as of the date of this Management Discussion and Analysis and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)
Date:	August 22, 2008	By:	/s/ Hemdat Sawh
			Name:	Hemdat Sawh
			Title:	Chief Financial Officer